                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                               AMENDMENT NUMBER 2

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)



                          METRETEK TECHNOLOGIES (MTEK)
       -------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    566323309
       -------------------------------------------------------------------
                                 (CUSIP Number)

                               Kenneth B. Funsten
                               121 Outrigger Mall
                            Marina del Rey, CA 90292
                                 (310) 577-7887

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 25, 2003
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1-(b)
     [X]  Rule 13d-1-(c)
     [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 Pages
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-------------------                                            -----------------
CUSIP No. 566323309                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Kenneth B. Funsten
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]
          (b)  [X]

3.   SEC Use Only
                  --------------------------------------------------------------

4.   Citizenship or Place of Organization:  USA
                                            ------------------------------------

     Number of Shares       5.  Sole Voting Power           239,410
     Beneficially                                -------------------------------
     Owned by               6.  Shared Voting Power               0
     Each                                          -----------------------------
     Reporting              7.  Sole Dispositive Power      239,410
     Person                                           --------------------------
     With                   8.  Shared Dispositive Power          0
                                                        ------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person   239,410
                                                                  --------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                       ---------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9  3.91%
                                                    ----------------------------

12.  Type of Reporting Person (See Instructions)  OO
                                                --------------------------------

                               Page 2 of 6 Pages
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CUSIP No. 566323309


ITEM 1(a) NAME OF ISSUER:

Metretek Technologies, Inc. (the "Issuer")

ITEM 1(b) ADDRESS OF ISSUER:

303 East 17th Avenue, Ste. 660
Denver, CO 80203

ITEM 2(a)  NAME OF PERSON FILING:

Kenneth B. Funsten ("Funsten")

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

121 Outrigger Mall
Marina del Rey, CA 90292

ITEM 2(c) CITIZENSHIP:

USA

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) CUSIP NUMBER:

566323309

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13d-2(b) OR 13d-2(c) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:


                                Page 3 of 6 Pages
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CUSIP No. 566323309

a.   [ ]       Broker or dealer registered under Section 15 of the Act,

b.   [ ]       Bank as defined in Section 3(a)(6) of the Act,

c.   [ ]       Insurance Company as defined in Section 3(a)(19) of the Act,

d.   [ ]       Investment Company registered under Section 8 of the Investment
               Company Act,

e.   [ ]       Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f.   [ ]       Employee Benefit Plan, or Endowment Fund in accordance with Rule
               13d-1(b)(1)(ii)(F),

g.   [ ]       Parent Holding Company or Control Person, in accordance with Rule
               13d-1(b)(ii)(G); (Note: see Item 7)

h.   [ ]       A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);

i.   [ ]       A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940;

j.   [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4   OWNERSHIP:

     (A) AMOUNT BENEFICIALLY OWNED: As a holder of sole voting and investment authority over the shares owned by the FamCo Profit Sharing Plan and Retirement Trust and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 239,410 shares of common stock of the Issuer as follows: 159,751 shares of common stock, 188 shares of Series B convertible preferred stock (convertible into 79,471 shares of common stock) and 188 warrants (convertible into 188 shares of common stock) owned by himself and the entity. Based upon the combined ownership of the shares and warrants, Mr. Funsten may be deemed to own 3.91% of the total of 6,123,128 shares (calculated by adding (i) the Issuer's 6,043,469 shares outstanding as of 3/31/03 (based upon the 10-Q) (ii) 188 shares which would be outstanding upon the exercise of the warrants and (iii) 79,471 shares which would be outstanding upon the conversion of the Series B convertible preferred stock). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or pecuniary interest.

     (B) PERCENTAGE OF CLASS: 3.91%

     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                  239,410

         (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:
                  0


                                Page 4 of 6 Pages
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CUSIP No. 566323309


         (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                  239,410

         (IV)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                  0

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable





                                Page 5 of 6 Pages
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CUSIP No. 566323309

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




August 8, 2003
----------------------------------
DATE


  /S/ KENNETH B. FUNSTEN
----------------------------------
SIGNATURE


Kenneth B. Funsten
----------------------------------
NAME/TITLE





                               Page 6 of 6 Pages